UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
MAR 02 2015
Washington DC
404

15048525

SEC FILE NUMBER
8-65299

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/14 (MM/DD/YY) AND ENDING 12/31/14 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: LavaFlow Inc. (Filed as Public Information)

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

388 Greenwich, 29th floor
(No. and Street)

New York (City) N.Y. (State) 10013 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

John McCoy 212-816-4460
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
(Name – *If individual, state last, first. middle name)*

90 South Seventh Street (Address) Minneapolis (City) MN (State) 55402 (Zip Code)

CHECK ONE:

X Certified Public Accountant

Public Accountant

Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report* be *covered* by *the opinion of an independent public accountant must* be *supported* by *a statement of facts and circumstances relied on as the basis for the exemption.* See *Section 240. 17a-5(e)*(2)

SEC 1410 (06-02)

Potential persons who are to respond to the collection of Information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

State of New York)
) SS:
County of New York)

I do hereby affirm that to the best of my knowledge and belief, the attached statement of financial condition as of December 31, 2014 pertaining to LavaFlow, Inc. is true and correct, and that neither the Company nor any principal officer or director has any proprietary interest in any account classified solely as that of a customer. I do hereby certify that the attached statement of financial condition as of December 31, 2014 and supplementary schedules will promptly be made available to LavaFlow, Inc. and subsidiary members whose signatures do not appear below.

Ramsey Saliba
Chief Financial Officer

Notary Public
Subscribed and sworn to before me this 24TH day of February 2015

ANITA M LANESE
Notary Public - State of New York
NO. 01LA6104684
Qualified in New York County
My Commission Expires 01/26/2016

LAVAFLOW, INC.

Table of Contents

This report contains (check all applicable boxes):**

** For conditions of confidential treatment of certain portions of this filing, see Section 240.17a-5(e)(3).

KPMG

KPMG LLP
4200 Wells Fargo Center
90 South Seventh Street
Minneapolis, MN 55402

Report of Independent Registered Public Accounting Firm

The Board of Directors
LavaFlow, Inc.:

We have audited the accompanying statement of financial condition of LavaFlow, Inc. (the Company) as of December 31, 2014 (the financial statement). The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of LavaFlow, Inc. as of December 31, 2014, in conformity with U.S. generally accepted accounting principles.

The accompanying financial statement has been prepared assuming that the Company will continue as a going concern. As discussed in note 8 to the financial statement, subsequent to December 31, 2014, the Company ceased operations of the LavaFlow ECN business on January 30, 2015, filed a partial withdrawal on Form BDW on February 12, 2015 to terminate its exchange memberships, and management intends to fully withdraw its SEC registration and broker-dealer license on Form BDW in March, 2015 and dissolve the Company. As a result of these actions, there is substantial doubt about the Company's ability to continue as a going concern. The financial statement does not include any adjustments from the outcome of this matter. Our opinion is not modified with respect to this matter.

KPMG LLP

Minneapolis, Minnesota
February 26, 2015

LAVAFLOW, INC.
(A Wholly Owned Subsidiary of Citigroup Financial Products Inc.)

Statement of Financial Condition

December 31, 2014

Assets		
Cash and cash equivalents	$	28,955,991
Restricted cash		100,000
Receivables from broker dealers and exchanges		4,587,171
Deposits with clearing organizations		4,387,500
Property, equipment and leasehold improvements, net of accumulated depreciation and amortization of $59,134,828		379,218
Deferred tax asset		21,099,645
Other assets		11,785,438
Total assets	$	71,294,963
Liabilities and Stockholder's Equity		
Liabilities:		
Payables to affiliates	$	14,274,174
Accounts payable and accrued expenses		3,852,656
Total liabilities		18,126,830
Stockholder's equity:		
Common stock, $0.01 par value. Authorized, issued and outstanding 1,000 shares		10
Additional paid-in capital		107,909,312
Retained earnings (deficit)		(54,741,189)
Total stockholder's equity		53,168,133
Total liabilities and stockholder's equity	$	71,294,963

See accompanying notes to statement of financial condition.

(1) Nature of Business and Summary of Significant Accounting Policies

(a) Nature of Business

LavaFlow, Inc., (the Company) is a wholly owned subsidiary of Citigroup Financial Products Inc. (the Parent) and is an indirect wholly owned subsidiary of Citigroup Global Markets Holdings Inc. (CGMHI). The Company's ultimate parent is Citigroup Inc. (Citigroup). The Company is a broker-dealer registered with the Securities and Exchange Commission (the SEC) and is a member of the Financial Industry Regulatory Authority, Inc. (the FINRA).

The Company is authorized to perform trade-matching activities in the equities market and to operate the LavaFlow Electronic Communication Network (ECN). Under a SEC No-Action Letter dated January 11, 2006 and renewed on June 28, 2006, the Company can charge market participants a fee for accessing their quote. The SEC notes that Rule 610(c) of Regulation NMS, 17 CFR 242.610(c), generally limits the fee that a trading center may charge for accessing a protected quotation to no more than $0.003 per share. The Company currently pays a rebate of $0.0033 per displayed share executed if a subscriber adds liquidity greater than or equal to 0.20% of the Total Consolidated Volume (TCV), a rebate of $0.0031 per displayed share executed if a subscriber adds liquidity greater than or equal to 0.08% of TCV, a rebate of $0.0027 per displayed share executed if a subscriber adds liquidity greater than or equal to 0.017% of TCV, and a rebate of $0.0024 per displayed share executed if a subscriber adds liquidity less than 0.017% of TCV. A subscriber is subject to an additional rebate of $0.0003 per displayed share if they add liquidity greater than or equal to 0.41% of TCV, or an additional rebate of $0.0002 per displayed share if a subscriber adds liquidity greater than or equal to 0.017% of TCV and either designate their order as Retail or maintains a 3:1 quote-to-trade ratio (LFQTR) as defined in the LavaFlow Pricing Schedule. The Company currently pays a rebate of $0.0024 per hidden share for shares executed that adds hidden liquidity greater than or equal to 0.04% of TCV, a rebate of $0.0020 per hidden share for shares executed that adds hidden liquidity greater than or equal to 0.0125% of TCV, and a rebate of $0.0010 per hidden share for shares executed that add hidden liquidity less than 0.0125 of TCV. The Company charges a fee of $0.0028 per share for shares executed that remove liquidity. For securities priced below $1, the Company pays a rebate of $0.00004 per share executed if a subscriber adds liquidity greater than 0.20% of TCV, no rebate or fee if a subscriber adds liquidity less than 0.20% of TCV, and the Company charges 0.3% of the total dollar value of shares executed that remove liquidity. In this context adding liquidity generally refers to orders sent to the ECN at a price which is not immediately executable and that posts to the ECN's order book, while removing liquidity generally refers to orders sent to the ECN at a price which is immediately executable against an order resting on the ECN's order book.

The Company also is approved to self-clear its equities trades. The Company does not provide retail brokerage services.

(b) Cash and Cash Equivalents

The Company considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents.

(c) Restricted Cash

The Company has a deposit at a financial institution that is required as part of an agreement with FINRA to provide future services.

(d) Receivables from Broker Dealers and Exchanges

The Company has unsecured receivables from brokers and dealers, exchanges and ECN's. The Company records reserves for uncollected balances that are greater than 120 days old equal to the uncollected balance.

(e) Use of Estimates

The preparation of the accompanying statement of financial condition in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the statement of financial condition. The Company uses estimates in analyzing the carrying value and need for impairment charges related to intangible assets and potential provisions for losses that may arise from credit related exposures on receivables from broker dealers and exchanges. While management makes its best judgment, actual amounts or results could differ from those estimates. Current market conditions increase the risk and complexity of the judgments in these estimates.

(f) Concentration of Credit Risk

The Company maintains its cash accounts with two banking institutions. The total cash balances are insured by the Federal Deposit Insurance Corporation up to $250,000 per each financial institution. At December 31, 2014, the Company had cash balances on deposit that exceeded the fully insured amounts by $28,555,991.

(g) Property, Equipment and Leasehold Improvements

Property, equipment and leasehold improvements are carried at cost less accumulated depreciation and amortization. Depreciation and amortization are recorded substantially on a straight-line basis over the lesser of the estimated useful lives of the related assets or noncancelable lease terms, as appropriate.

(h) Intangible Assets

Intangible assets deemed by the Company to have indefinite lives are not amortized, but are subject to annual impairment tests. The Company performed the required impairment test in December 2014 of its indefinite-lived intangible asset and it was deemed to be impaired. The asset value of $1,064,675 was written off. The intangible asset was for an Alternative Trading System (ATS) license required to operate an ECN.

(2) Deposits with Clearing Organizations

The Company has a $4,380,000 deposit with the National Securities Clearing Corp. and a $7,500 deposit with the Depository Trust & Clearing Corp. (the DTCC), the organizations of which it is a member to self-clear.

(3) Related Party Transactions

(a) Receivables from and Payable to Affiliates

Receivable from and payable to affiliates represent noninterest bearing receivables/payables resulting from payment of payroll and vendor expenditures on behalf of the Company and cost reimbursement for services rendered for the benefit of the affiliates. The balances are settled monthly.

(4) Stock Award Programs

The Company, through the Capital Accumulation Program (CAP), issues shares of Citigroup common stock in the form of restricted or deferred stock to participating officers and employees. For all stock award programs, during the applicable vesting period, the shares awarded cannot be sold or transferred by the participant, and some or all of the shares awarded are subject to cancellation if the participant's employment is terminated. After the award vests, the shares become freely transferable (subject to the stock ownership commitment of senior executives). From the date of the award, the recipient of a restricted stock award can direct the vote of the shares and receive dividend equivalents. Recipients of deferred stock awards receive dividend equivalents, but cannot vote shares until they have vested.

Stock awards granted each year vest 25% per year over four years. Unearned compensation expense associated with the stock awards represents the market value of Citigroup common stock at the date of grant and is recognized as a charge to income ratably over the full vesting period, except for those awards granted to retirement-eligible employees. The charge to income for awards made to retirement-eligible employees is accelerated based on the dates the retirement rules are met.

CAP and certain other awards provide that participants who meet certain age and years of service conditions may continue to vest in all or a portion of the award without remaining employed by the Company during the entire vesting period, so long as they do not compete with Citigroup during that time. Awards to these retirement-eligible employees are recognized in the year prior to the grant in the same manner as cash incentive compensation is accrued.

(5) Income Taxes

The operation of the Company is subject to U.S. federal income tax. Under income tax allocation agreements with Citigroup Inc., the Company's U.S. federal, State and Local income taxes are provided on a separate return basis and are subject to the utilization of tax attributes in Citigroup's consolidated income tax return. Under a tax sharing agreement with Citigroup, the Company settles its current tax liability with Citigroup throughout the year except for any tax liabilities expected to be payable as a separate taxpayer. The Company is included in the consolidated U.S. federal income tax return of Citigroup and the combined

New York State and City Article 9A return of Citigroup Global Markets Holdings Inc. and combined subsidiaries and Citigroup Inc.

Deferred income taxes at December 31, 2014 related to the following:

Deferred tax assets:		
Depreciation/amortization	$	15,954,883
Compensation		234,117
Contingency reserves		31,431
Capitalized expenses		2,119,921
Prepaid expenses, employee benefits and litigation		31,995
Tax carryforwards		3,769,965
Total deferred tax assets		22,142,312
Deferred tax liabilities:		
Other deferred tax liability		(1,042,667)
Total deferred tax liabilities		(1,042,667)
Total net deferred tax assets	$	21,099,645

The Company has no valuation allowance on deferred tax assets at December 31, 2014. As further described in Note 8, the Company ceased operations of the LavaFlow ECN business on January 30, 2015, filed a partial withdrawal on Form BDW (Broker-Dealer Withdrawal) on February 12, 2015 to terminate its exchange memberships, and management intends to fully withdraw its SEC registration and broker-dealer license on Form BDW in March, 2015 and dissolve the Company. At the time the Company is dissolved, the Parent will succeed to any remaining tax assets.

The Company maintains no tax reserves for uncertain tax positions under FASB ASC Subtopic 740-10, "Accounting for Uncertainty in Income Taxes".

The following are the major tax jurisdictions in which the Company and its affiliates operate and the earliest tax year subject to examination:

Jurisdiction	Tax year
United States	2012
New York State and City	2006

(6) Capital Requirements

The Company, as a broker-dealer, is subject to the Uniform Net Capital Rule of the Securities and Exchange Commission (SEC Rule 15c3-1). Under the alternative method permitted by this rule, the Company is required to maintain net capital, as defined, equal to the greater of $250,000 or 2% of aggregate debit items.

In addition, the Company is contractually obligated by the DTCC to maintain a minimum of $500,000 in excess of the SEC net capital requirement. The total DTCC capital requirement was $750,000 at December 31, 2014.

At December 31, 2014, the Company had net capital of $14,751,120, which exceeded its SEC required net capital by $14,501,120 and the DTCC's requirement by $14,001,120.

(7) Regulatory Matters

The Company was involved in legal action with the Securities and Exchange Commission for activities that took place during 2007. The Company was ordered to pay $1,800,000 in transaction-based compensation for broker-dealers services in addition to pre-judgment interest in the amount of $350,000. There was also a civil penalty of $2,850,000.

(8) Subsequent Events

The Company has evaluated whether events or transactions have occurred after December 31, 2014 that would require recognition or disclosure in this statement of financial condition through February 26, 2015, which is the date the statement of financial condition was issued. The Company ceased operations of the LavaFlow ECN business on January 30, 2015, filed a partial withdrawal on Form BDW (Broker-Dealer Withdrawal) on February 12, 2015 to terminate its exchange memberships, and management intends to fully withdraw its SEC registration and broker-dealer license on Form BDW in March, 2015 and dissolve the Company. Other than the event noted, there were no such events or transactions requiring recognition or disclosure in the statement of financial condition.